

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 11, 2018

George Gaukler
Chief Executive Officer
Dakota Real Estate Investment Trust
3003 32nd Avenue South
Fargo, ND 58103

      **Re: Dakota Real Estate Investment Trust**
          **Offering Statement on Form 1-A**
          **Post-qualification Amendment No. 2**
          **Filed September 28, 2018**
          **File No. 024-10688**

Dear Mr. Gaukler:

We have reviewed your amendment and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

Post-qualification Amendment No. 2 to Form 1-A filed September 28, 2018

General

1.      Please update your financial statements in accordance with paragraph (b) of Part F/S in Form 1-A.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Stacie Gorman at (202)551-3585 or Jennifer Gowetski at (202)551-3401 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate and
Commodities

cc:    Randy J. Sparling, Esq.